EXHIBIT 12.1

RATIO OF EARNINGS TO FIXED CHARGES

	Year Ended December 31,
	2008	2007
Income from continuing operations, before taxes	$20,703,828	$41,976,007
Fixed charges, as adjusted	98,675,491	92,552,674

	119,379,319	134,528,681

Fixed charges:
Interest expense including amortization of debt costs	80,537,796	74,956,707
Capitalized interest	3,085,328	3,621,414
Interest factor on rent (1/3 rent expense)	18,137,695	17,595,967

	101,760,819	96,174,088

Less capitalized interest	(3,085,328)	(3,621,414)

Fixed charges, as adjusted	$98,675,491	$92,552,674

Ratio of earnings to fixed charges	1.2	1.4